EXHIBIT 4.4

THIRD AMENDMENT

to the

RIGHTS AGREEMENT

between

REDBACK NETWORKS INC.

and

US STOCK TRANSFER CORPORATION

This Third Amendment (the “Amendment”) to the Rights Agreement is made and entered into as of January 5, 2004 between REDBACK NETWORKS INC., a Delaware corporation (the “Company”), and US STOCK TRANSFER CORPORATION, as Rights Agent (the “Rights Agent”).

B A C K G R O U N D

WHEREAS, the Company and the Rights Agent entered into a Rights Agreement dated as of June 12, 2001, which was amended on May 21, 2002 and October 2, 2003 (the “Rights Agreement”);

WHEREAS, Section 27 of the Rights Agreement provides that, in certain circumstances, the Company may supplement or amend the Rights Agreement without the approval of any holders of Rights;

WHEREAS, the Company and TCV IV, L.P. and TCV IV Strategic Partners, L.P. (the “Investors”), are parties to a Securities Purchase Agreement dated as of January 2, 2004 (the “Purchase Agreement”), pursuant to which the Investors will purchase, and the Company will issue and sell, 651,749 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, of the Company, and warrants to purchase 1,629,373 shares of the Company’s Common Stock, par value $0.0001 per share;

WHEREAS, on January 2, 2004, the Board of Directors of the Company resolved to amend the Rights Agreement to render the Rights inapplicable to the transactions contemplated by the Purchase Agreement; and

WHEREAS, the Company desires to modify the terms of the Rights Agreement in certain respects as set forth herein, and in connection therewith, is entering into this Amendment and directing the Rights Agent to enter into this Amendment;

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Effect of Amendment. Except as expressly provided herein, the Rights Agreement shall be and remain in full force and effect.

2. Capitalized Terms. All capitalized, undefined terms used in this Amendment shall have the meanings assigned thereto in the Rights Agreement.

3. Supplement to Definitions. The definitions contained in Section 1 of the Rights Agreement shall be supplemented by adding the following:

“Director Grants” shall mean any and all shares of Common Stock, or options to purchase shares of Common Stock, granted to the Series B Director in respect of his or her service as a member of the Company’s Board of Directors.

“Investors” shall mean TCV IV, L.P. and TCV IV Strategic Partners, L.P.

“Market Purchases” shall mean acquisitions by the Investors of not more than 3,000,000 shares of Common Stock, in the aggregate, in open-market purchases or otherwise in transactions not involving the Company.

“Purchase Agreement” shall mean the Securities Purchase Agreement dated as of January 2, 2004, by and between the Company and the Investors.

“Series B Director” shall mean the individual serving as a member of the Company’s Board of Directors as the “Series B Designee,” as that term is used in the Certificate of Designation with respect to the Series B Preferred Stock, such individual being subject to election to and removal from the Company’s Board of Directors by holders of a majority in interest of the outstanding Series B Preferred.

“Series B Preferred” shall mean the 651,749 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, to be issued and sold to the Investors under the terms of the Purchase Agreement, plus any and all shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, paid to the Investors as a dividend on such 651,749 shares or portion thereof.

“Warrants” shall mean the warrants to purchase 1,629,373 shares of the Company’s Common Stock, to be issued and sold to the Investors under the terms of the Purchase Agreement.

4. Amendment to Section 1(a). Section 1(a) of the Rights Agreement is hereby amended by adding the following new sentence immediately after the first sentence of Section 1(a) and immediately preceding the second sentence of Section 1(a):

“In addition, and notwithstanding any of the foregoing, neither of the Investors nor any of their Affiliates or Associates shall be deemed Acquiring Persons on account of their acquisition of the Series B Preferred or the Warrants, or on account of their acquisition of Common Stock upon conversion of the Series B Preferred or exercise of the Warrants, or on account of the Director Grants or any exercise thereof, or on account of the Market Purchases, if any; provided, however, that in the event that any Investor or any of its Affiliates or Associates shall become the Beneficial Owner of any additional shares of Common Stock (other than by acquisition of the Series B Preferred, or purchase of the Warrants, or conversion of the Series B Preferred, or exercise of the Warrants, or through Director Grants or any exercise thereof, or Market Purchases, or pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or Series B Preferred Stock, or pursuant to a split or subdivision of the outstanding Common Stock or Series B Preferred Stock), then such Investor and its Affiliates and Associates shall be deemed to be “Acquiring Persons” unless upon becoming the Beneficial Owner of such additional shares of

Common Stock, such Investor and its Affiliates and Associates do not beneficially own 15% or more of the shares of Common Stock then outstanding.”

5. Effective Date. This Amendment is effective as of January 5, 2004, immediately prior to the closing of the sale of the initial Series B Preferred and the Warrants.

6. Governing Law. This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without reference to the conflicts or choice of law principles thereof.

7. Counterparts. This Amendment may be executed in separate counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.

8. Fax Transmission. A facsimile, telecopy or other reproduction of this Amendment may be executed by one or more parties hereto, and an executed copy of this Amendment may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of the Amendment as well as any facsimile, telecopy or other reproduction thereof.

IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be duly executed as of the day first above written.

REDBACK NETWORKS INC.

By:	/s/ Thomas L. Cronan III
Name:	Thomas L. Cronan III
Title:	Senior Vice President of Finance and Administration and Chief Financial Officer

US STOCK TRANSFER CORPORATION as Rights Agent

By:	/s/ William Garza
Name:	William Garza
Title:	Vice President

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